

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Robert J. Gould
President and Chief Executive Officer
Fulcrum Therapeutics, Inc.
26 Landsdowne Street
Cambridge, MA 02139

**Re: Fulcrum Therapeutics, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.10
Submitted May 1, 2019
CIK No. 0001680581**

Dear Dr. Gould:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance